Cuentas Inc.

235 Lincoln Rd., Suite 210

Miami Beach, FL 33139

VIA EDGAR

September 2, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Cara Wirth

Re:	Cuentas Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed July 1, 2022 File No. 333-262727

Dear Ms. Wirth:

Cuentas Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 20, 2022, regarding Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) filed with the Commission on July 1, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form S-3 Filed July 1, 2022

General

1.	Please revise to file the most recent interim financial statements for SDI Black. Refer to Rules 8-04 and 8-08 of Regulation S-X.

The Staff is advised that the Company has elected not to pursue the acquisition of SDI Black 011, LLC or Cuentas SDI, LLC. The Company did purchase a minority interest of 19.99% in Cuentas SDI, LLC, but the Company does not believe that this acquisition creates an obligation to include the financial statements of SDI Black 011, LLC or Cuentas SDI, LLC in the Registration Statement. Accordingly, the Company has removed all financial statements of SDI Black 011, LLC and Cuentas SDI, LLC from the Registration Statement.

2.	We note your amended disclosure in response to comment 2 and note that you did not include pro forma financial information as required by Rule 8-05 and Article 11 of Regulation S-X. Please provide the appropriate pro forma financial information or provide a detailed analysis explaining why you are not required to do so.

The Company refers the Staff to the Company’s response in Comment 1.

3.

Please revise the audit consents to address the following:

● include an auditor’s consent for Cuentas SDI, LLC;

● update the auditor’s consent for Cuentas, Inc. to also cover the financial statements for the year ended December 31, 2020; and

● update the auditor’s consent for SDI Black 011 to refer to the Registration Statement on Form S-3 of Cuentas, Inc. rather than Cuentas SDI, LLC.

The Company refers the Staff to the Company’s response in Comment 1.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Matthew Bernstein, Esq., at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Shalom Arik Maimon
Shalom Arik Maimon Interim Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP